Lizhan Environmental Receives Extension to Regain NASDAQ Listing Requirement and Approval for Listing on Capital Market

Company has until October 8, 2012 to meet minimum $1 bid price requirement

ZHEJIANG, CHINA – April 17, 2012 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today that the Company has received an additional 180 days to regain compliance with NASDAQ’s minimum $1 bid price per share requirement. In addition, NASDAQ approved the Company’s application to list its shares on the NASDAQ Capital Market.

NASDAQ previously indicated to the Company that it had until April 9, 2012 to regain compliance with the minimum price per share requirement. However, based on the Company meeting the continued listing requirement for market value and all other applicable requirements for initial listing on the Capital Market with the exception of the bid price requirement, NASDAQ granted the Company 180 calendar days, to October 8, 2012, to regain compliance. If at any time during this additional compliance period the closing bid price of Lizhan’s stock is at least $1 per share for a minimum of 10 consecutive business days, the Company will regain full compliance with its NASDAQ listing requirements.

Starting April 16, 2012, the Company’s shares will be listed on NASDAQ’s Capital Market.

About Lizhan Environmental Corporation

Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Colgre Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of March 30, 2012. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:

Company:

Lizhan Environmental Corporation

Eileen Liu, Investor Relations Manager

Email:       ir@lezncorp.com

Phone:    +011-86-573-8862-268

Investor Relations:

MZ North America

Ted Haberfield, President

Email:       thaberfield@mzgroup.us

Phone:    +1-760-755-2716